金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

July 31, 2002

02049038

GOLD PEAK

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 0 2 2002
WASH, D.C. 155 SECTION

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Circular "Proposals Involving General Mandates to Repurchase Shares and to Issue Shares, Adoption of the New Share Option Scheme, Termination of the Existing Share Option Scheme and Notice of Annual General Meeting"	July 29, 2002
Notice of Annual General Meeting	July 30, 2002
Annual Report "2001/2002"	July 30, 2002

PROCESSED
AUG 0 8 2002
P
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES,
ADOPTION OF THE NEW SHARE OPTION SCHEME,
TERMINATION OF THE EXISTING SHARE OPTION SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at Salon 2-3, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong at 3:30 p.m. on Thursday, 12th September, 2002 is set out on pages 21 to 24. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish.

29th July, 2002

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We[1] ______________________________, of____,
being the registered holder(s) of[2] ____ shares of HK$0.50 each in the capital of Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司 (the "Company"), HEREBY APPOINT[3] the Chairman of the meeting or[3] ______________________________________
of____,
as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Salon 2-3, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong at 3:30 p.m. on Thursday, 12th September, 2002 to consider and, if thought fit, approve the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) for the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	AGAINST[4]
To receive the Accounts and Reports of the Directors and the Auditors		
To approve payment of final dividend		
To elect Directors and to fix Directors' fees		
To appoint Auditors and to fix Auditors' remuneration		
Ordinary Resolution 5 – 20 per cent. share issue mandate		
Ordinary Resolution 6 – 10 per cent. share repurchase mandate		
Ordinary Resolution 7 – mandate to re-issue shares repurchased		
Ordinary Resolution 8 – adoption of new share option scheme		
Ordinary Resolution 9 – termination of the existing share option scheme		

Signature[6]: ______________________________

Date: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than those named is preferred, please strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the registered office of the Company, at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例於香港註冊成立)

GOLD PEAK

股東週年大會代表委任表格

本人／吾等(附註一) ______________________________

地址 ______________________________

為金山工業(集團)有限公司(Gold Peak Industries (Holdings) Limited)(「本公司」)股本中每股面值0.50港元股份(附註二) ______________________________ 股之登記持有人，

茲委任(附註三)大會主席或(附註三) ______________________________

地址 ______________________________

為本人／吾等之委任代表，代表本人／吾等出席本公司於二零零二年九月十二日(星期四)下午三時三十分假座香港金鐘太古廣場萬豪酒店三樓宴會廳二至三號之股東週年大會(或其任何續會)，以考慮並酌情批准上述大會通告所載之決議案，及按以下之指示在該大會(或其任何續會)代表本人／吾等就上述決議案投票。如並無指示，則本人／吾等之委任代表可自行酌情投票。

	贊成(附註四)	**反對**(附註四)
省覽賬目與董事局及核數師報告書		
批准派發末期股息		
選舉董事及釐定董事袍金		
聘任核數師並釐定其酬金		
普通決議案5－發行股份20%授權		
普通決議案6－購回股份10%授權		
普通決議案7－授權重新發行已購回股份		
普通決議案8－新認股權計劃之採納		
普通決議案9－現行認股權計劃之終止		

簽署(附註六)： ______________________________

日期： ______________________________

附註：

一. 請用**正楷**填上全名及地址。

二. 請填上以　閣下名義登記之股份數目。如無填上股份數目，則本代表委任表格將被視為代表所有以　閣下名義登記之本公司股份。

三. 如擬委任其他人士為委任代表，請將「大會主席或」字樣刪去，並在空欄內填上所委任人士之姓名及地址。**本代表委任表格之每項更正，須由簽署人士簡簽示可。**

四. **重要提示：若　閣下欲投票贊成決議案，請在「贊成」欄內加上「✓」號；若　閣下欲投票反對決議案，則在「反對」欄內加上「✓」號。**如上述兩欄內皆無加上「✓」號，則　閣下之委任代表有權自行酌情投票。　閣下之委任代表亦可就召開大會通告所述者以外在大會正式提呈之任何決議案自行酌情投票。

五. 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，須於大會(或其任何續會)指定舉行時間48小時前送達香港新界葵涌葵榮路30號金山工業中心八樓本公司之註冊辦事處，方為有效。

六. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署；若為公司，則必須蓋上公司印鑑，或經由公司負責人或授權代表簽署。

七. 如屬任何股份之聯名持有人，任何一名聯名持有人均可就有關股份親自或委派委任代表在會上投票，惟若超過一名聯名持有人親自或委派委任代表出席大會，則只有於股東名冊上名列首位之聯名持有人(不論親自或委派委任代表)有權投票。

八、 委任代表毋須為本公司股東，惟必須親自代表　閣下出席大會。

In this circular, unless the context otherwise indicates, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be convened on Thursday, 12th September, 2002, the notice of which is set out on pages 21 to 24, and any adjournment thereof
"Board"	the board of Directors or a duly authorised committee thereof
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and whose Shares are listed on the Stock Exchange
"Directors"	directors of the Company for the time being
"Employee"	any employee or proposed employee (whether full time or part time) of any member of the Group or any Invested Entity, including any executive director of any member of the Group or any Invested Entity
"Existing Share Option Scheme"	the executive share option scheme adopted by the Company on 28th September, 1999 and will be expired on 27th September, 2004
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds any equity interest
"Latest Practicable Date"	25th July, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

"New Share Option Scheme"	the new share option scheme proposed to be adopted at the Annual General Meeting, and the principal terms of the scheme are set out in the Appendix I to this circular
"Participant"	(i) any Employee; or (ii) any non-executive director (including independent non-executive director) of any member of the Group or any Invested Entity; or (iii) any supplier of goods or services to any member of the Group or any Invested Entity; or (iv) any customer of any member of the Group or any Invested Entity; or (v) any person or entity that provides research, development or other technological support to any member of the Group or any Invested Entity; or (vi) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity, and, for the purposes of the New Share Option Scheme, options may be granted to any company wholly owned by one or more persons belonging to any of the above classes of Participants. The basis of eligibility of any of the above classes of Participants to the grant of any options shall be determined by the Board from time to time on the basis of their contribution to the development and growth of the Group
"Shareholder(s)"	shareholder(s) of the Company
"Share(s)"	share(s) of HK$0.50 each of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"$"	Hong Kong dollars

CONTENTS

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Board of Directors
Executive:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive:
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

29th July, 2002

To the Shareholders

Dear Sir or Madam,

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to purchase Shares subject to the criteria set out in this letter. In particular, shareholders should note that the maximum number of Shares which may be repurchased pursuant to the mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. Based on 531,905,067 Shares in issue as at the Latest Practicable Date and on the basis that no further Shares were issued before the Annual General Meeting, the Company would therefore be allowed to repurchase a maximum of 53,190,506 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules. In addition, shareholders should note that the general mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (iv) of item 6 of the notice of the Annual General Meeting.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and its shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value per Share of the Company and/or its earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company, the proceeds of a new issue of shares made for the purpose of the repurchases and, in the case of shares issued at a premium, such extent of the share premium allowable under the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st March, 2002) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such an extent as would have a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution, the Memorandum and Articles of Association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVER CODE

If as a result of repurchases of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company is increased, and if such increase results in a change of control, this may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, the Directors and their associates (as defined in the Listing Rules) together hold approximately 31.6 per cent. of the issued share capital of the Company and will together hold approximately 35.1 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate. In the latter event, it is possible that a mandatory offer obligation under the Takeover Code might be triggered. However, the Directors have no present intention of exercising the repurchase mandate in full.

7. SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the previous twelve months were as follows:

	Price per Share	
Month	**Highest**	**Lowest**
	$	*$*
2001		
July	1.70	1.62
August	1.70	1.50
September	1.52	1.36
October	1.45	1.32
November	1.45	1.37
December	1.45	1.38
2002		
January	1.44	1.34
February	1.40	1.36
March	1.40	1.35
April	1.38	1.31
May	1.49	1.35
June	1.41	1.22

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries purchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing the aggregate of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. In accordance with the Listing Rules, the Company may not make a new issue of Shares or announce a proposed new issue of Shares for a period of 30 days after any repurchase of Shares without the prior approval of the Stock Exchange. The Directors have no immediate plans to issue any new Shares pursuant to such approval.

10. PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME AND PROPOSED TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted on 28th September, 1999 and will expire on 27th September, 2004. In view of the recent changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes, the Directors propose to recommend to Shareholders at the Annual General Meeting to approve the adoption of the New Share Option Scheme and simultaneously to terminate the operation of the Existing Share Option Scheme. As at the Latest Practicable Date, the Company has no unexpired share option scheme other than the Existing Share Option Scheme.

It is proposed that, subject to the approval of the Shareholders for the adoption of the New Share Option Scheme at the Annual General Meeting, the operation of the Existing Share Option Scheme shall be terminated with effect from the conclusion of the Annual General Meeting (such that no further options could thereafter be offered under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in force and effect to the extent that it would be necessary to give effect to the exercise of any options which has not already been exercised and granted prior to the termination or otherwise as may be required in accordance with provisions of the Existing Share Option Scheme). The adoption of the New Share Option Scheme will commence after all conditions precedent as described below have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Employees of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Employees with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long-term success of the business of the Group.

The Directors further consider that in order to enable the Group to motivate Participants (other than the Employees) to optimise their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain an on-going business relationship with such Participants whose contributions are or will be beneficial to the long-term growth of the Group, it is important that the Group should be permitted to provide them, where appropriate, with an additional incentive by also offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long-term success of the business of the Group. By offering the options to the Participants (other than the Employees) upon such terms as may be permitted under the New Share Option Scheme, such Participants may exercise their options at any time within the option period (where applicable, subject to any terms of the grant of such options) to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to them for advancing their performance.

It is therefore proposed that the New Share Option Scheme for the benefit of the Participants be adopted at the Annual General Meeting. A summary of the principal terms of the New Share Option Scheme is set out in the Appendix I to this circular.

As at the Latest Practicable Date, there were 531,905,067 Shares in issue. The particulars of the options granted under the Existing Share Option Scheme are set out below:

Number of options originally granted	Percentage of the options originally granted in the issued share capital as at the Latest Practicable Date	Number of options exercised	Percentage of the options exercised in the issued share capital as at the Latest Practicable Date	Number of options lapsed	Percentage of the options lapsed in the issued share capital as at the Latest Practicable Date	Number of options outstanding as at the Latest Practicable Date	Percentage of the options outstanding in the issued share capital as at the Latest Practicable Date
19,450,000	3.66%	5,000,000	0.94%	0	0%	14,450,000	2.72%

Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued pursuant to the New Share Option Scheme will be 53,190,506 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date provided that the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other schemes must not exceed 30% of the Shares in issue from time to time.

In respect of the operation of the New Share Option Scheme, the Company will comply with all relevant requirements under Chapter 17 of the Listing Rules.

The Company has not appointed any parties as trustees of the New Share Option Scheme.

11. VALUE OF OPTIONS

The Directors consider that it is not appropriate to state the value of all options that can be granted under the New Share Option Scheme, as if they had been granted on the Latest Practicable Date, as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the subscription price, option period, lock up period (if any), performance targets set (if any) and other relevant variables. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date would be based on a great number of speculative assumptions and would henceforth not be meaningful and be misleading to the Shareholders.

12. CONDITIONS OF THE PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME

The proposed adoption of the New Share Option Scheme is subject to the fulfillment of the following conditions:

(i) the Shareholders passing an ordinary resolution to approve the New Share Option Scheme at the Annual General Meeting; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares in the Company to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the New Share Option Scheme up to 10% of Shares in issue as at the date of the Annual General Meeting.

Application has been made to the Listing Committee of the Stock Exchange for obtaining the approval abovementioned.

13. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

14. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held in Hong Kong at Salon 2-3, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong at 3:30 p.m. on Thursday, 12th September, 2002 is set out on pages 21 to 24. At the Annual General Meeting, resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and, in any event, so as to be received by the Company not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

15. RECOMMENDATION

Your Directors believe that the proposals described in this circular are in the best interests of the Company and Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting. The Directors and their associates beneficially holding a total of 168,063,609 Shares as at the Latest Practicable Date, which represent approximately 31.6 per cent. of the Company's issued share capital, have indicated that they intend to vote such Shares in favour of the relevant resolutions at the Annual General Meeting.

16. DOCUMENTS FOR INSPECTION

Copies of the Memorandum and Articles of Association of the Company and the New Share Option Scheme will be available for inspection during normal business hours on any weekdays (except public holidays) at the offices of Messrs Vincent T.K. Cheung, Yap & Co. at 15th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong up to and including 12th September, 2002 and will also be available for inspection at the Annual General Meeting.

17. GENERAL

An announcement will be made on the outcome of the Annual General Meeting regarding the proposed adoption of the New Share Option Scheme and the proposed termination of the Existing Share Option Scheme on the business day following such meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

This Appendix sets out further information of the New Share Option Scheme and also summarises the rules of the New Share Option Scheme but does not form part of nor is it intended to be, part of the New Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the New Share Option Scheme.

NEW SHARE OPTION SCHEME

Summary of terms

The following is a summary of the principal terms of the New Share Option Scheme proposed to be approved by a resolution of the Shareholders at the Annual General Meeting, notice of which is set out on pages 21 to 24 of this circular:

(a) Purpose of the New Share Option Scheme

The New Share Option Scheme enables the Company to grant options to selected persons as incentives or rewards for their contributions to the Group or any Invested Entity.

(b) Administration of the New Share Option Scheme

The New Share Option Scheme shall be subject to the administration by the Board which may include a duly authorised committee thereof and the decision of the Board shall be final and binding on all parties.

(c) Participants of the New Share Option Scheme

The Board may, at its discretion, offer any of the Participants options to subscribe for such number of new Shares as the Board may determine at the subscription price determined in accordance with paragraph (e) below.

Upon acceptance of the option, the grantee must pay HK$1 to the Company by way of consideration for the grant thereof.

(d) Grant of options

An offer of options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of the Listing Rules. In particular, during the period of one month (or such period prescribed by the Stock Exchange from time to time) immediately preceding the earlier of:

(i) the date of the meeting of the Directors (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of its listing agreement) for the approval of the Company's interim or annual results; and

(ii) the deadline for the Company to publish its interim or annual results announcement under its listing agreement,

and ending on the date of the results announcement, no option may be granted.

(e) Price of Shares

The subscription price of a Share in respect of any particular option granted under the New Share Option Scheme shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of the option, which must be a business day, (ii) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets on the five business days immediately preceding the date of grant of the option, and (iii) the nominal value of the Shares on the date of grant.

(f) Maximum number of Shares

(i) The overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme of the Company must not, in aggregate, exceed 30% of the Shares in issue from time to time. No options shall be granted under any share option schemes of the Company or any of its subsidiaries (including the New Share Option Scheme) if this will result in the said 30% limit being exceeded.

(ii) Subject to sub-paragraph (i) above, the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other schemes adopted by the Group must not, in aggregate, exceed 10% of the Shares in issue on the date of approval of the New Share Option Scheme (the "Scheme Mandate Limit"), unless Shareholders' approval has been obtained pursuant to sub-paragraphs (iii) and (iv) below. Options lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit.

(iii) Subject to sub-paragraph (i) above, the Company may refresh the Scheme Mandate Limit at any time subject to approval of the Shareholders in general meeting with the issue of an appropriate circular to Shareholders, provided that the Scheme Mandate Limit as refreshed must not exceed 10% of the Shares in issue as at the date of the aforesaid Shareholders' approval (the "Refreshed Limit"). Options previously granted under the New Share Option Scheme and any other share option scheme of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the Refreshed Limit.

(iv) Subject to sub-paragraph (i) above, the Company may also seek separate approval of the Shareholders in general meeting for granting options beyond the Scheme Mandate Limit provided that the options in excess of the Scheme Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing a generic description of the specified Participants, the number and terms of options to be granted, the purpose of granting options to the specified Participants with an explanation as to how the terms of the options serve such purpose and such other information required under Rule 17.02(2)(d) of the Listing Rules and the disclaimer required under Rules 17.02(4) the Listing Rules.

(g) Maximum entitlement of each Participant

The total number of Shares issued and to be issued upon exercise of the options granted to each Participant or grantee (including exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue at the date of grant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit must be subject to Shareholders' approval in general meeting with such Participant or grantee and his or her associates abstaining from voting. The Company must send a circular to the Shareholders disclosing the identity of the Participant or grantee, the number and terms of options to be granted (and options previously granted) to such Participant, the information required under Rule 17.02(2)(d) of the Listing Rules and the disclaimer required under Rule 17.02(4) of the Listing Rules. The number and terms (including the exercise price) of options to be granted to such Participant must be fixed before the date on which Shareholders' approval is sought and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the exercise price.

(h) Grant of options to connected persons

(i) Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as such term is defined in the Listing Rules) must be approved by independent non-executive Directors (excluding any independent non-executive Director who is the grantee or proposed grantee of the options in question).

(ii) Where any grant of options to a substantial shareholder (as such term is defined in the Listing Rules) of the Company or an independent non-executive Director or any of their respective associates would result in the total number of Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(aa) representing in aggregate over 0.1% of the Shares in issue; and

(bb) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million,

such further grant of options must be subject to approval of the Shareholders in general meeting taken on a poll. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting at the meeting, except that any connected person of the Company may vote against the resolution provided that such intention to do so has been stated in the circular. In addition, Shareholders' approval as described above is also required for any change in the terms of options granted to a Participant or grantee who is a substantial shareholder of the Company, an independent non-executive Director or any of their respective associates.

(iii) The requirements for the granting of options to a Director or chief executive of the Company set out above in this paragraph (h) do not apply where the Participant is only a proposed Director or chief executive of the Company.

(i) Time of exercise of option

An option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period as the Board may determine which will not be more than five years from the date of grant of the option. The Board may provide restrictions on the exercise of an option during the period an option may be exercised including, if appropriate, a minimum period for which an option must be held or a performance target which must be achieved before an option can be exercised. Save as determined by the Board and provided in the offer of the relevant options, there is no minimum period for which an option must be held or a performance target which must be achieved before any options can be exercised.

(j) Rights are personal to grantee

An option may not be transferred or assigned and is personal to the grantee.

(k) Rights on cessation of employment by dismissal

If the grantee of an option is an Employee and ceases to be an Employee on the grounds that he or she has been guilty of serious misconduct, or has committed any act of bankruptcy or has become bankrupt or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty, his or her option will lapse automatically on the date of termination of the employment.

(l) *Rights on death*

If the grantee of an option is an Employee and ceases to be an Employee by reason of his or her death before exercising the options in full and none of the events referred to in paragraph (k) above as ground for termination of his or her employment by the Group or the Invested Entity arises, his or her legal personal representative(s) may exercise the option (to the extent not already exercised) within a period of twelve months from the date of death, failing which it will lapse.

(m) *Rights on cessation of employment for other reasons*

If the grantee of an option is an Employee and ceases to be an Employee for any other reason, his or her option may be exercised within three months following the date of such cessation, which date shall be the last actual working date with the Group or the Invested Entity, whether salary is paid in lieu of notice or not.

(n) *Rights on a general offer*

In the event of a general offer (other than by way of scheme of arrangement referred to below) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant option, the grantee (or his or her legal personal representative(s)) shall be entitled to exercise the option in full (to the extent not already exercised) at any time within fourteen days of the notice given by the offeror to acquire the remaining Shares.

(o) *Rights on a general offer by way of scheme of arrangement*

In the event of a general offer by way of scheme of arrangement being made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her legal personal representative(s)) may thereafter (but before such time as shall be notified by the Company) exercise the option (to the extent not already exercised) to its full extent or to the extent specified in such notice.

(p) *Rights on winding up*

In the event that a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the grantee and the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company (such notice to be received by the Company not later than four business days prior to the proposed Shareholders' meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately

prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the grantee credited as fully paid which falls to be issued on such exercise.

(q) *Rights on compromise or arrangement*

Other than a scheme of arrangement referred to in paragraph (o) above, in the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company accompanied by the remittance for the subscription price in respect of the relevant option (such notice to be received by the Company not later than four business days prior to the proposed meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise credited as fully paid and registered the grantee as holder thereof.

(r) *Effects of alterations to share capital*

In the event of any alteration in the capital structure of the Company whilst any option remains exercisable, whether by way of capitalisation issue, rights issue, sub-division or consolidation of Shares, or reduction of capital of the Company, such corresponding alterations (if any) shall be made to the aggregate number of Shares in respect of which options may be granted under the New Share Option Scheme and/or subject to outstanding options so far as unexercised and/or the subscription price per Share of each outstanding option and/or the method of exercise of the option as the independent financial adviser or the auditors of the Company shall certify in writing to the Board to be in their opinion to have satisfied the requirements of the Listing Rules and the note thereto (except in the case of a capitalisation issue where no such certification is required). No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value or which would change the proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him or her before such alteration. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

(s) *Ranking of Shares*

Shares to be allotted and issued on the exercise of options will rank pari passu with the other fully-paid Shares in issue as from the date when the name of the grantee is registered in the register of members of the Company. Unless the

context otherwise requires, reference to "Shares" in the New Share Option Scheme includes shares of HK$0.50 each of the Company or if there has been a subdivision, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company.

(t) Cancellation of options

Any cancellation of any option which has been duly granted in accordance with the New Share Option Scheme and has neither lapsed nor been exercised in full shall be conditional on the approval by the Board and the grantee(s). In the event that the Board elects to cancel options of the grantee which have been granted and have neither lapsed nor been exercised in full and issue new options to the same grantee, the issue of such new options shall be made with available unissued options (excluding the cancelled options) within the Scheme Mandate Limit and/or the Refreshed Limit and/or the Individual Limit as the case may be.

(u) Lapse of option

An option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:

(i) the expiry of the option period;

(ii) the expiry of any of the periods referred to in paragraphs (l), (m), (n), (p) or (q) respectively;

(iii) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in paragraph (o);

(iv) where the grantee of an option is an Employee, the date on which he or she ceases to be an Employee by reason of the termination of his or her employment on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(v) the date of the commencement of the winding up of the Company;

(vi) the date on which the grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the option in breach of the New Share Option Scheme;

(vii) the date on which the grantee commits a breach of any terms or conditions attached to the grant of the option, unless otherwise resolved to the contrary by the Board.

(v) *Period of the New Share Option Scheme*

Subject to earlier termination by the Company in general meeting or by the Board, the New Share Option Scheme shall be valid and effective for a period of five years from the date of adoption of the New Share Option Scheme. After the expiry of the five-year period, no further options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in force and effect.

(w) *Termination of the New Share Option Scheme*

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in force and effect to the extent that it would be necessary to give effect to the exercise of any options which has not already been exercised and granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Share Option Scheme and remain unexpired immediately prior to the termination of the operation of the New Share Option Scheme shall continue to be exercisable thereafter.

(x) *Alterations to the New Share Option Scheme*

The New Share Option Scheme may subject to the Listing Rules be altered in any respect by resolution of the Board except that the provisions as set out in Rule 17.03 of the Listing Rules and shall not be altered to the advantage of grantees or prospective grantees except with the prior sanction of a resolution of the Company in general meeting (with all grantees, prospective grantees and their associates abstaining from voting). No such alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the grantees as would be required of the Shareholders under the articles of association for the time being of the Company for a variation of the rights attached to the Shares. Any alteration to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of options granted must be approved by the Shareholders at a general meeting, except where such alterations take effect automatically under the existing terms of the New Share Option Scheme. Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders at a general meeting. The amended terms of the New Share Option Scheme must comply with the relevant requirements of Chapter 17 of the Listing Rules.

(y) Disclosure of the New Share Option Scheme

The Company will disclose details of the New Share Option Scheme in its annual and interim reports in accordance with the Listing Rules in force from time to time, including the number of options, date of grant, subscription price, option period (if appropriate) and vesting period during the financial year/period.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Salon 2-3, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong at 3:30 p.m. on Thursday, 12th September, 2002 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended 31st March, 2002.

2. To approve the payment of a final dividend for the year ended 31st March, 2002.

3. To elect Directors and to fix Directors' fees.

4. To appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:–

5. "THAT:–

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue, (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (d) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

6. "THAT:–

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

7. "THAT conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

8. "THAT conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in shares to be issued under New Share Option Scheme referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed circular marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "New Share Option Scheme"), the New Share Option Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the New Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. "THAT subject to and conditional upon the passing of the Ordinary Resolution 8 set out in this Notice and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 28th September, 1999 be hereby terminated with effect from the adoption of the New Share Option Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in force and effect)."

By Order of the Board
WONG Man Kit
Company Secretary

29th July, 2002

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not less than 48 hours before the time appointed for holding the meeting.

在本通函中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	本公司於二零零二年九月十二日(星期四)舉行之股東週年大會及其一切續會，大會通告載於第二十一頁至第二十四頁
「董事局」	指	本公司之董事局或獲正式授權之委員會
「營業日」	指	香港銀行一般營業之日期(不包括星期六)
「公司條例」	指	公司條例(香港法例第三十二章)
「本公司」	指	金山工業(集團)有限公司，一家根據公司條例在香港註冊成立之公司，其股份於聯交所上市
「董事局」	指	現時本公司之董事
「僱員」	指	本集團之任何成員或任何所投資機構之任何僱員或建議僱員(不論全職或兼職)，包括其任何執行董事
「現行認股權計劃」	指	本公司於一九九九年九月二十八日被採納並將於二零零四年九月二十七日屆滿之高級職員認股權計劃
「本集團」	指	本公司及其附屬公司及本集團之成員
「香港」	指	中華人民共和國香港特別行政區
「所投資機構」	指	本集團擁有任何資本權益之任何機構
「最後可行日期」	指	二零零二年七月二十五日，即確定此通函之部份資料以刊印文件之最後可行日期
「上市規則」	指	證券在聯交所上市之規則(因時修正)

「新認股權計劃」	指	本公司於股東週年大會上提呈以供採納之新認股權計劃，其主要條款列載於本通函之附錄一
「參與者」	指	(i) 任何僱員，或 (ii) 本集團任何成員或任何所投資機構之任何非執行董事（包括獨立非執行董事）；或 (iii) 任何提供貨物或服務予本集團任何成員或任何所投資機構之供應商；或 (iv) 本集團任何成員或任何所投資機構之任何客戶；或 (v) 任何給予本集團任何成員或任何所投資機構研究，發展或其他科技支援之人士或機構；或 (vi) 本集團任何成員或任何所投資機構之任何股東或其任何已發行證券之任何持有人 再者，就新認股權計劃而言，認股權可授予以上任何類別之參與者經個人或多人全資擁有之任何公司 以上任何類別之參與者，其獲授予任何認股權之資格，將按其對本集團之發展及成長作出之貢獻，經由董事局作出因時修正之決定。
「股東」	指	本公司股份持有人
「股份」	指	本公司股本中每股面值0.50元之普通股份，或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司

「收購守則」	指	香港公司收購及合併守則
「元」	指	香港幣值

目　錄

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)

董事局
執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球*
呂明華*
羅肇強

* 獨立非執行董事

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
八樓

敬啟者:

1. 全面授權購回股份

在股東週年大會上將提呈一項普通決議案,全面及無條件授權董事局行使本公司一切權力,依照本函件所載之標準,購回本公司股份。謹請各股東特別留意,根據該項授權所購回股份之最高數目,將等於通過該決議案當日本公司股本中已發行股份數目之10%。按最後可行日期之已發行股份531,905,067股計算及在股東週年大會前再無股份發行之基準,本公司可購回最多不超過53,190,506股股份。又謹請股東留意,該項授權祇在有關聯交所或其他地方根據上市規則之規定購回股份。此外謹請各股東留意,該項全面授權截至本公司下屆股東週年大會結束之時,或股東週年大會通告第6項第(iv)節所述之任何較早日期有效。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然未能預先估計在何種情況下董事局認為適宜購回股份，但祇當董事局認為符合本公司及各股東最佳利益之情況下方會購回股份。購回股份或會增加本公司之每股資產淨值及／或每股股份之盈利，惟須視乎當時市況及資金安排而定。

3. 資金來源

於購回股份時，本公司祇可動用按照公司組織章程大綱及細則與公司條例可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祇可以本公司之可分派溢利、為購回而發行新股份所得款項及公司條例所容許之股份溢價額（如股份以溢價發行）支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項全面授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響（與二零零二年三月三十一日止年度年報所載之經審核綜合賬目披露之情況比較）。然而，若董事局認為本公司之營運資金或資本與負債比率水平會受到重大不利影響之情況下，董事局不擬行使購回授權。

4. 董事、其有聯繫及有關連人士

各董事及（彼等作出一切合理查詢後就彼等所知及所信）彼等之有聯繫人士現時無意在該項建議獲得股東批准之情況下，向本公司出售股份。

本公司之有關連人士（按上市規則定義）概無知會本公司，表示其目前有任何意圖待本公司獲授權購回股份後，出售任何股份予本公司，亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事局承諾

董事局已向聯交所承諾，彼等將按照所提呈之建議案、本公司組織章程大綱及細則、上市規則及香港一切有關法例，行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權比例增加，且如該項增加引致控制權轉變，則可能須根據收購守則第二十六條規則承擔強制收購之責任。於最後可行日期，各董事及彼等之聯繫人士（根據上市規則定義）共持有本公司已發行股本31.6%，並於全面行使購回授權後將共同持有本公司已發行股本約35.1%。當後者發生時，將可能引發根據收購守則作出之強制收購。然而，董事局現時無意全面行使此授權。

7. 股份價格

股份於過去十二個月每月在聯交所之最高及最低成交價如下：

	每份股份價格	
月份	最高	最低
	元	元
二零零一年		
七月	1.70	1.62
八月	1.70	1.50
九月	1.52	1.36
十月	1.45	1.32
十一月	1.45	1.37
十二月	1.45	1.38
二零零二年		
一月	1.44	1.34
二月	1.40	1.36
三月	1.40	1.35
四月	1.38	1.31
五月	1.49	1.35
六月	1.41	1.22

8. 本公司購回股份

於最後可行日期前六個月期間，本公司及其任何附屬公司並無於聯交所或其他地方購買股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項決議案，全面及無條件授權董事局發行新股份。此項授權之有關股份數目，相等於該決議案通過之日本公司已發行股本總面值之20%，與根據上述購回股份授權而購回股本總面值兩者之總和。根據上市規則，本公司於未獲聯交所事先批准，不得在購回股份後30日內發行新股份或宣佈建議發行新股份。根據此項批准，董事局暫無即時計劃發行任何新股份。

10. 建議採納新認股權計劃及建議終止現行認股權計劃

現行認股權計劃於一九九九年九月二十八日被採納並將會於二零零四年九月二十七日屆滿。由於上市規則第十七章有關認股權計劃運作最近作出之改動，董事局建議在股東週年大會上推薦股東批准採納新認股權計劃及同時終止現行認股權計劃之運作。於最後可行日期，公司除現行認股權計劃外，沒有其他未到期認股權計劃。

在須獲股東批准情況下，建議在股東週年大會上採納新認股權計劃，於股東週年大會結束後終止現行認股權計劃之運作（在此情況下將不可再按現行認股權計劃再行授出認股權，惟現行認股權計劃之條款在各方面仍將維持有效，確保因根據現行認股權計劃終止前授予但尚未行使之任何認股權得以行使或其他因根據現行認股權計劃條款之需求得以完成。）新認股權計劃將於達成下列所有先決條件後被採納。

董事局認為，為使本集團可招攬及挽留具合適資歷及所需經驗之僱員為本集團服務，本集團應繼續藉授予彼等機會獲取本公司擁有權以給予僱員額外鼓勵，並對彼等為本集團業務之長期成功作出之貢獻給予回報。

董事局亦認為，為使本集團激勵非僱員之參與者為本集團利益發揮最佳表現及效率，並且吸納及保留對本集團作出貢獻並有利本集團長遠發展之該等參與者，或與彼等維持長遠業務關係，應容許本集團可在適當情況下，同樣藉給予彼等機會獲取本公司之擁有權，以給予彼等額外鼓勵，並就彼等為本集團業務之長遠成功作出之貢獻而給予回報。根據新認股權計劃條款給予非僱員之參與者認股權後，該等參與者可於認股權有效期內隨時根據授出認股權之條款（如適用）行使認股權，以獲取金錢回報或本公司之擁有權，此或可繼而進一步激勵彼等提升表現。

因此，建議在股東週年大會上採納為參與者利益之新認股權計劃。新認股權計劃主要條款概要載於本通函附錄一內。

於最後可行日期，本公司已發行531,905,067股股份。現行認股權計劃之詳情細列如下：

原先授予之認股權數量	於最後可行日期，原先授予之認股權佔已發行股本之百份比	已行使認股權數量	於最後可行日期，已行使認股權佔已發行股本之百份比	期滿之認股權數量	於最後可行日期，已期滿之認股權佔已發行股本之百份比	於最後可行日期，尚未行使之認股權數量	於最後可行日期，尚未行使之認股權佔已發行股本之百份比
19,450,000	3.66%	5,000,000	0.94%	0	0%	14,450,000	2.72%

假設由最後可行日期至採納新認股權計劃期間已發行股本並無任何變動，則可根據新認股權計劃發行之股份數目將為53,190,506股，相等於最後可行日期本公司已發行股本之10%。惟因行使根據新認股權計劃及本公司任何其他認股權計劃授出而尚未行使之所有認股權而發行之股份最高數目，合共不得超過不時之已發行股份30%。

本公司進行新認股權計劃時，將遵守上市規則第十七章之所有有關規定。

本公司並無委任任何人士，作為新認股權計劃之信託人。

11. 認股權之價值

董事局認為，由於計算認股權價值所需之若干變數尚未釐定，因此假設於最後可行日期授出認股權而列出所有可根據新認股權計劃授出之認股權之價值並不洽當。該等變數包括認購價、認股權有效期、禁售期（如有）、所設定之表現目標（如有）及其他相關變數。董事局相信，計算認股權於最後可行日期之價值將基於大量推測性假設，因此並無意義且會誤導股東。

12. 建議採納新認股權計劃之條件

建議採納新認股權計劃，須待達成下列條件方可作實：

(i) 股東在股東週年大會上通過普通決議案批准新認股權計劃；及

(ii) 聯交所上市委員會授予批准根據新認股權計劃之條款及條件行使認股權而發行及配發之本公司股份上市及買賣，以股東週年大會日已發行股份10%為限。

本公司已向聯交所上市委員會申請上述批准。

13. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

14. 股東週年大會

於二零零二年九月十二日（星期四）下午三時三十分於香港金鐘太古廣場萬豪酒店三樓宴會廳二至三號舉行股東週年大會，大會通告載於第二十一頁至第二十四頁。在股東週年大會上，將提呈若干決議案，其中包括批准購回股份及發行股份之全面授權。

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

15. 推薦建議

董事局相信載於本通函之建議乃為本公司及其股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之決議案投贊成票。各董事及彼等之聯繫人士於最後可行日期合共實益擁有168,063,609股股份，約佔本公司已發行股本31.6%，彼等已表示將憑該等股份於股東週年大會上投票贊成有關之決議案。

16. 備查文件

本公司組織章程大綱及細則以及新認股權計劃之副本可由即日起至二零零二年九月十二日（包括該日）之任何星期一至星期五（公眾假期除外）之一般辦公時間內於張葉司徒陳律師行之辦事處查閱，地址為香港中環遮打道16-20號歷山大廈15樓，該等文件也可於股東週年大會當日於會場查閱。

17. 一般資料

一項關於建議採納新認股權計劃及建議終止現行認股權計劃之公佈，將於股東週年大會得出結果後之辦公日公佈。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零二年七月二十九日

本附錄載有新認股權計劃之進一步資料及規則概要，但並非亦不擬成為新認股權計劃之部份，亦不應視為會影響新認股權計劃之詮釋。

新認股權計劃

條款概要

建議之新認股權計劃將於股東週年大會上待股東通過決議案批准，大會通告載於本通函第二十一至第二十四頁。以下為新認股權計劃主要條款之概要：

(a) 新認股權計劃之目的

新認股權計劃使本公司可向經甄選之人士授出認股權，作為其對本集團或任何所投資機構作出貢獻之獎勵或回報。

(b) 管理新認股權計劃

新認股權計劃由董事局（包括獲正式授權之委員會）管理，董事局之決定為最終決定，對各方均具約束力。

(c) 新認股權計劃之參與者

董事局可酌情向任何參與者授出認股權，按董事局根據下文(e)段方式釐定之認購價認購董事局所決定數目之新股份。

承授人須於接納認股權時向本公司支付1港元，作為獲授認股權之代價。

(d) 授出認股權

倘發生可影響股份價格之事件或作出影響股份價格之決定，則不得授出任何認股權，直至根據上市規則之規定公佈有關資料為止。公司尤其不得於下列兩者之較早日期之前一個月（或聯交所不時指定期間）直至發出業績公佈之日授出認股權：

(i) 舉行董事會議以批准本公司中期或年度業績之日期（根據上市協議第十二段首次知會聯交所之日期為準）；及

(ii)　本公司須根據上市協議發表中期或年度業績公佈之限期。

(e)　股份價格

根據新認股權計劃所授出認股權之股份認購價將由董事局全權釐定，惟認購價不得低於(i)授予認股權當日（必須為營業日）在聯交所每日報價表所列股份之收市價；(ii)截至授予認股權日期前五個營業日在聯交所每日報價表所列股份之平均收市價；及(iii)股份面值三者之最高者。

(f)　股份最高限額

(i)　因行使根據新認股權計劃及本公司任何其他認股權計劃授出而尚未行使之所有認股權而發行之股份最高數目，合共不得超過不時之已發行股份30%。若此等行使將導致上述30%上限被超逾，則不可根據本公司或其任何附屬公司之任何認股權計劃（包括新認股權計劃）授出認股權。

(ii)　除上文第(i)分段另有規定外，因行使根據新認股權計劃及本公司任何其他認股權計劃授出之所有認股權而發行之股份總數，合共不得超過批准新認股權計劃當日本公司已發行股份10%（「計劃授權上限」），惟根據下文第(iii)及(iv)分段所述獲得股東批准除外。根據新認股權計劃之條款而失效之認股權將不得用作計算計劃授權上限。

(iii)　除上文第(i)分段另有規定外，在獲得股東在股東大會批准之情況下，本公司可隨時更新計劃授權上限並向股東印發合適章程。惟更新之計劃授權上限不得超過上述股東批准當日已發行股份之10%（「更新上限」）。先前根據新認股權計劃及本公司任何其他認股權計劃授出之認股權（包括尚未行使、已根據該等計劃註銷或失效之認股權或已行使之認股權）將不得用作計算更新上限。

(iv) 除上文第(i)分段另有規定外，本公司亦可在股東大會另行徵求股東批准，授出超逾計劃授權上限之認股權，惟該等認股權僅可授予本公司於徵求股東批准前已特別選定之參與者。本公司必須按照上市規則第十七章二節二段(d)項及上市規則第十七章二節四段免責聲明的要求，寄出章程予股東，內容包括對指定參與者的一般描述，授予之認股權數量及其條款，授予指定參與者認股權之目的，認股權之條款如何達至其目的及其他資料。

(g) 每名參與者可獲授予之最高限額

每名參與者或承授人在截至授出認股權當日止任何十二個月內，因行使獲授予或將獲授予之認股權(包括已行使及未行使者)而獲發行及將獲發行之股份總數，不得超逾授出認股權當日之已發行股份數目之1%(「個別上限」)。倘向參與者再行授出超逾個別上限之認股權，則須經股東在股東大會批准，而有關參與者或承授人及其聯繫人士均不得投票。本公司必須寄出章程予股東，披露參與者或承授人身份，授予參加者之認股權(及過往授予之認股權)的數量及其條款，上市規則第十七章二節二段(d)項所要求的資料及上市規則第十七章二節四段所要求之免責聲明。對參與者所授予之認股權的數量及其條款(包括行使價)必須於尋求股東批准當日之前訂定，及以建議進一步授予認股權之董事局會議當日作為授予日以便計算行使價。

(h) 向關連人士授出認股權

(i) 向本公司之董事，總裁或主要股東或其聯繫人士(定義見上市規則)授出認股權，須經獨立非執行董事(不包括身為有關認股權承授人或準承授人之獨立非執行董事)批准。

(ii) 倘向本公司主要股東(定義見上市規則)或獨立非執行董事或彼等各自之聯繫人士授出認股權，將導致該等人士在授出認股權日期之前十二個月期間內(包括當日)因行使獲授予或將獲授予之認股權(包括已行使、已註銷及尚未使者)而發行及將予發行之股份總數：

(aa) 合共超過已發行股份0.1%；及

(bb) 根據股份於授出認股權當日之收市價計算之總值超過5,000,000港元，

則須經股東在股東大會以表決方式批准方可再次授出認股權。本公司須向股東寄發有關通函。本公司所有關連人士均不得在有關之股東大會投票，惟已在通函內表明將投票反對有關決議案之關連人士則除外。此外，向身為本公司主要股東、獨立非執行董事或彼等各自之任何聯繫人士之參與者或承授人授出認股權之條款如有任何變動，均須如上文所述經股東批准。

(iii) 上文(h)段所述向本公司董事或主要行政人員授出認股權之規定，並不適用於只獲提名出任本公司董事或主要行政人員之參與者。

(i) *認股權之行使期*

認股權可於董事局釐定之期間隨時根據新認股權計劃之條款行使，惟該期間不得自授出認股權日期起計超過五年。董事局可於行使認股權之期間對認股權之行使施加限制，包括（如適用）須持有認股權之最短期限，或行使認股權前須達到之表現目標。除董事局另行決定及有關認股權另有規定外，並無規定行使認股權前之最低持有期限或須達到之表現目標。

(j) *權利屬承授人個人所有*

認股權屬承授人個人所有，概不得轉讓或指讓。

(k) *因遭解僱而終止受聘之權利*

倘認股權承授人為僱員，而因嚴重失職、進行任何破產手續、宣告破產、與其債權人整體達成償債安排或和解協議，或被裁定觸犯涉及其誠信之刑事罪行等原因而不再為僱員，則其認股權將於終止受聘當日自動失效。

(l) 身故之權利

倘認股權承授人為僱員，而於全數行使認股權之前因身故而不再為僱員，且並無發生上文(k)段所述可導致本集團或所投資機構終止其受聘之情況下，則其法定個人代表可於承授人身故後十二個月內行使承授人之認股權（以尚未行使者為限），尚未行使之認股權將於有關限期屆滿時失效。

(m) 因其他理由而終止受聘之權利

倘認股權承授人為僱員而因其他理由不再為僱員，則可於終止受聘當日之後三個月內行使其認股權，而終止受聘當日指最後在本集團或所投資機構實際工作之日，而不論有否以薪金代替通知。

(n) 全面收購之權利

倘向所有股份持有人（或除收購者、由收購者控制之人士及任何與收購者聯合或一致行動之人士以外之所有持有人）提出全面收購建議（不包括下文所述之換股計劃），而收購於有關認股權期滿前成為或宣稱成為無條件，則承授人或其法定個人代表可於收購者發出收購餘下股份之通知書後十四日內隨時全面行使認股權（以尚未行使者為限）。

(o) 以換股方式提出全面收購之權利

倘以換股方式向所有股份持有人提出全面收購建議，並在必須召開之會議上獲所需數目之股份持有人批准，則承授人或其法定個人代表可於其後直至本公司通知之時間前行使其所有或該通知所述數量之認股權（以尚未行使者為限）。

(p) 清盤之權利

倘本公司向股東發出通告召開股東大會，以考慮及酌情通過本公司自動清盤之決議案，則本公司須即時向承授人發出有關通知，而各承授人或其法定個人代表可向本公司發出有關通知，（該通知將不遲於建議舉行股東大會日期之前四個營業日送達本公司），行使其所有或該通知所述數量之認股權（以尚未行使者為限），而

本公司須盡快，且無論如何不得遲於建議舉行上述股東大會日期前之營業日，向承授人配發及發行有關數目入賬列為繳足之股份。

(q) 償債協議或安排之權利

除上文(o)段所述之換股計劃外，倘本公司與其股東或債權人就本公司重組或合併計劃而訂立償債協議或安排，則本公司須於向股東或債權人發出考慮上述計劃或安排之有關會議通告之同日，向所有承授人發出有關通知，而各承授人或其法定個人代表可向本公司發出書面通知（該通知將不遲於上述會議舉行日期之前四個營業日送達本公司），並附上有關認股權認購價之款項，行使其所有或該通知所述數量之認股權（以尚未行使者為限），而本公司須盡快，且無論如何不得遲於建議舉行上述會議日期前之營業日，向承授人配發及發行因行使認股權而須予發行入賬列為繳足之股份，並將承授人登記為股份持有人。

(r) 股本變動之影響

倘於認股權仍可行使期間，本公司因進行資本化發行、供股、股份拆細或合併或削減股本而使本公司股本結構有任何變動，則根據新認股權計劃而可能授出之認股權及／或未行使認股權所涉及之股份數目及／或未行使認股權之每股認購價及／或行使認股權之方式，須作出本公司之獨立財務顧問或核數師向董事局書面證實按其意見為符合上市規則及其附註有關規定之調整（如有）（但資本化發行毋須該書面證明），惟倘導致股份以低於面值之價格發行，或經調整後承授人可根據所持認股權認購之股份所佔本公司已發行股本之比例與作出調整前所得之比例有所不同，則不得作出調整。發行證券作為交易之代價不得視為須作出上述調整之情況。

(s) 股份權利

因行使認股權而將配發及發行之股份，將由承授人在本公司股東名冊登記為該等配發及發行股份之持有人當日起，與其他已發行之繳足股份享有同等權利。除

文義另有所指外，新認股權計劃內「股份」一詞所指之股份，包括本公司每股面值0.50港元之股份，或倘本公司曾進行股份拆細、整合、重新分類或重組股本，則亦包括本公司普通股本內之任何股份。

(t) 註銷認股權

倘須註銷已根據新認股權計劃正式授出但尚未失效或全面行使之認股權，則須經董事局及承授人批准。倘董事局選擇註銷承授人獲授但尚未失效或全面行使之認股權，並擬向同一承授人授出新認股權，則只可在仍有未發行認股權（不包括已註銷之認股權）可供發行之情況下發行，並以計劃授權上限及／或更新上限及／或個別上限（視情況而定）為限。

(u) 認股權失效

尚未行使之認股權（以尚未行使者為限）將於下列最早期間自動失效而不可行使：

(i) 認股權行使期屆滿時；

(ii) (l)、(m)、(n)、(p) 或 (q)段分別所述任何期限屆滿時；

(iii) 倘換股計劃生效，則為(o)段所述期間屆滿之日；

(iv) 倘認股權承授人為僱員，則為承授人因失職、破產、無力償還債務、被裁定觸犯任何刑事罪行或其他原因被終止受聘而不再為僱員之日；

(v) 本公司開始清盤之日；

(vi) 承授人違反新認股權計劃之規定出售、轉讓、抵押、按揭、質押或為第三者設立有關認股權之任何權益之日；

(vii) 承授人違反授出認股權之條款或條件之日（董事局作出議決推翻有關違反者除外）。

(v)　新認股權計劃行使期

倘本公司並無在股東大會提早終止或董事局並無提早終止新認股權計劃，則新認股權計劃將於採納日期起計五年內有效，而五年期限屆滿後將不會再行授出認股權，惟新認股權計劃之規定在各方面仍維持有效。

(w)　終止新認股權計劃

本公司可在股東大會通過普通決議案，或由董事局隨時終止新認股權計劃，在此情況下將不可再行授出認股權，惟新認股權計劃之條款在各方面仍將維持有效，確保因根據新認股權計劃終止前授予但尚未行使之任何認股權得以行使或因根據新認股權計劃條款之需求得以完成。於新認股權計劃有效期內授出、符合上市規則第十七章規定且於終止新認股權計劃前尚未失效之認股權，仍可於其後繼續行使。

(x)　修訂新認股權計劃

根據上市規則，董事局可通過決議案修訂新認股權計劃之任何內容，惟上市規則第十七章三節所規定除外，除非事先經本公司在股東大會上通過決議案批准（所有承授人、準承授人及彼等之聯繫人士均不得投票），否則不得作出有利承授人或準承授人之變動。任何修訂均不得對修訂前已授出或同意授出認股權之發行條款有不利影響，惟倘獲相等於根據本公司當時之組織章程細則就修訂股份所附權利所需之股東比例之大部份承授人同意或批准則除外。任何對新認股權計劃之條款或條件作出之重大修訂或更改授出認股權之條款，均須經股東在股東大會批准，惟根據新認股權計劃之現有條款自動生效之修訂除外。因修訂新認股權計劃之條款而使董事局之授權有任何變動，均須經股東在股東大會批准。新認股權計劃之經修訂條款須遵守上市規則第十七章之有關規定。

(y)　披露新認股權計劃

本公司將根據上市規則不時有效之規定，於有關之財政年度／期間於其年度／中期業績報告中披露新認股權計劃之詳情，包括認股權數目、授出日期、認購價、認股權行使期（如適用）及有效期。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

茲通告本公司將於二零零二年九月十二日(星期四)下午三時三十分假座香港金鐘太古廣場萬豪酒店三樓宴會廳二至三號舉行股東週年大會,處理下列事項:—

1. 省覽截至二零零二年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零二年三月三十一日止年度之末期股息。

3. 選舉董事及釐定董事袍金。

4. 委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情通過以下將提呈之決議案為普通決議案:—

5. 「**動議**:—

   (i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

   (ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行,但非根據(a)配售新股,(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)不時採納之認股權計劃或類似之安排向本公司及/或任何附屬公司之行政人員及/或職員,授予或發行股份或授予可購入本公司股份之權力或(d)依據本公司組織章程細則不時因以股代息而發行股份,而配發之股本面值總額,不得超過本決議案日期本公司已發行股本面值總額之20%,而所述之批准亦受此數額限制;及

(iii) 就本決議案而言:—

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間:

(a) 本公司下屆股東週年大會結束時;

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時;及

(c) 本決議案所載授權經股東大會由股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股(惟董事局有權向海外股東,或就零碎股權或因在任何中華人民共和國香港特別行政區以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排)。」

6. 「**動議**:—

(i) 在本決議案第(iii)節限制下,全面及無條件批准董事局於有關期間行使本公司全部權力購回本公司股本中之股份;

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份;

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額,不得超過於本決議案通過之日本公司已發行之股本面值總額10%,而第(i)節之授權亦受此數額限制;及

(iv) 就本決議案而言:—

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間:

(a) 本公司下屆股東週年大會結束時;

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後，根據及遵照該第6項普通決議案，由本公司購回之本公司股本中股份數目，將會加入根據及遵照上述第5項普通決議案，董事局批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

8. 「**動議**待香港聯合交易所有限公司（簡稱「聯交所」）授予批准根據於本通告同日派發予股東之通函中提及之新認股權計劃所發行之股份上市及買賣（其條款已列於股東大會上提呈載有「A」記號旨在與主席所簽署之文件有所識別之文件內「新認股權計劃」），通過及採納新認股權計劃為本公司的新認股權計劃，並授權本公司董事局去完成所有有關新認股權計劃效力之該等交易及安排，縱使他們或其中任何一人可能於當中或有利益。」

9. 「**動議**待本通告所列第8項普通決議案獲通過及其引伸條件獲滿足或完成後，於採納新認股權計劃之同時，終止本公司於一九九九年九月二十八日所採納之現行認股權計劃之運作（在此情況下將不可再按現行認股權計劃再行授出認股權，惟現行認股權計劃之條款在各方面仍將全面維持有效）。」

承董事局命
公司秘書
黃文傑

二零零二年七月二十九日

註冊辦事處：
香港新界葵涌
葵榮路30號
金山工業中心
八樓

附註：—

1. 凡有權出席上述大會及投票之股東，可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司，則代表委任表格須蓋上公司印鑑，或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處，方為有效。

此乃要件　請即處理

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或銀行、股票經紀或其他代理，以便轉交買主。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

GOLD PEAK

提案包括
全面授權購回股份
及發行股份，
新認股權計劃之採納，
現行認股權計劃之終止
及
股東週年大會通告

金山工業（集團）有限公司定於二零零二年九月十二日（星期四）下午三時三十分於香港金鐘太古廣場萬豪酒店三樓宴會廳二至三號舉行股東週年大會，大會通告載於本通函第二十一頁至第二十四頁。無論　閣下能否出席大會，請依照隨附之代表委任表格之指示將表格填妥及盡快交回，在任何情況下須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席大會及投票之資格。

二零零二年七月二十九日

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Salon 2-3, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong at 3:30 p.m. on Thursday, 12th September, 2002 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended 31st March, 2002.
2. To approve the payment of a final dividend for the year ended 31st March, 2002.
3. To elect Directors and to fix Directors' fees.
4. To appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:–

5. "THAT:–

(i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue, (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (d) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

6. "THAT:–

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

8. "**THAT** conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in shares to be issued under New Share Option Scheme referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed circular marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "New Share Option Scheme"), the New Share Option Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the New Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. "**THAT** subject to and conditional upon the passing of the Ordinary Resolution 8 set out in this Notice and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on 28th September, 1999 be hereby terminated with effect from the adoption of the New Share Option Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in force and effect)."

By Order of the Board
Wong Man Kit
Company Secretary

29th July, 2002

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.
2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.
3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not less than 48 hours before the time appointed for holding the meeting.